Filed by GTECH Holdings Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Interlott Technologies, Inc.
                         Exchange Act File Number of Subject Company:  001-12986

The following script was used by GTECH Holdings Corporation during a conference call on March 17, 2003.


                                      GTECH

                          Interlott Announcement Script

                              Final- 17 March 2003

          [Cautionary statement regarding forward-looking statements]

Good morning... and thank you for joining us. Earlier today, GTECH announced that we have entered into an agreement to acquire Interlott Technologies, the world's leading provider of instant ticket vending machines - or ITVMs - for the lottery industry.

The purpose of this call is to put the acquisition into perspective in terms of GTECH's growth strategy ... our lottery business ... and the impact we expect it to have on our near-term financial results.

Our key focus remains on growing our core business and maintaining our innovative leadership in the lottery industry. That is a distinction we do not take for granted.

As those of you who have been following us know, GTECH is executing against a two-pronged strategy - to expand our presence in the lottery vertical and to pursue new commercial services business opportunities around the world. Today's announcement clearly furthers that strategy by allowing us to expand our access to distribution points for existing lottery products and offer a more comprehensive set of product and service offerings along the entire lottery industry value chain.

According to the most recent industry figures, the U.S. instant ticket market is a $19 billion-dollar business, growing at a compound rate of approximately 6.5% over the last 5 years. GTECH is an active participant in this market providing instant ticket inventory management, order & distribution optimization, and accounting management to 2/3 of global vendor managed lotteries. We believe Interlott will strengthen this position.

In their fiscal year 2002, Interlott achieved record-high annual revenues of $52 million, up 21.7% from fiscal `01. They have had 32 quarters of sustained profitability and enjoy significant market share. They have been pioneers in their market, they have enormous passion for their business, and we are excited to welcome them to the GTECH family. We believe we can leverage their successful platform and deliver even higher returns by taking advantage of the synergies between our two companies.

There are several larger strategic dimensions to this acquisition as well. One of them is the expansion opportunity within their market niche.

Let me take just a minute to explain Interlott's product for those of you who may not be familiar with it. An instant ticket vending machine is a self-service device that represents another distribution point for instant ticket sales. Today, ITVM's generate revenues of approximately $1,400 per week per machine. This compares to approximately $2,600 in average weekly sales for GTECH's online terminals.

Interlott offers a full family of self-service ticket dispensing technology solutions ranging in size from countertop or wall mounted four bin units to free standing 24 bin units. With a corresponding range of price points, the Interlott product family can be configured to match specific retailer needs.

The instant ticket market today consists of 39 US jurisdictions and 72 international jurisdictions.

As the market leader, Interlott supplies over 30,000 machines to 28 US and 14 international lottery jurisdictions. Historically, over 90% of all ITVM sales have been in the United States. By leveraging GTECH's worldwide presence, we will be able to pursue sales opportunities among those many jurisdictions that have not yet deployed ITVMs ... many of which are already GTECH customers ... so there is plenty of room for growth within their existing business.

Over the next 3 to 5 years, we believe there is scope to increase the number of ITVM's deployed by approximately 20,000 machines. That would represent a 5-year compounded annual growth rate in excess of 12 percent.

This acquisition brings 7 new domestic customers into the GTECH fold, expanding our presence in the US to 32 out of 39 jurisdictions. We will also add 2 new lottery relationships around the globe, bringing our total international footprint to 61 lottery customers. As I indicated earlier, penetration in the international marketplace is insignificant and we view this as an opportunity for future growth.

There are also long-term, strategic dimensions to this acquisition. Instant tickets are the last major segment of the lottery industry that has not yet been fully automated. By combining GTECH's online technology expertise and Interlott's proven and patented ITVM technology, we will be able to deliver new capabilities and services for consumers, retailers and lottery customers.

Let's take a moment to look at the benefits of this acquisition to each of those constituencies.

Many lottery customers find ITVMs appealing because they provide additional points of purchase and greater convenience for lottery players. Instant ticket vending machines allow penetration into venues that are otherwise not serviced. That is why 28 out of 39 US lotteries have ITVMs today. Yet lotteries and their retailers alike are challenged to keep up with sales trends and stocking requirements because of the stand-alone nature of these machines.

By integrating ITVMs into our online networks, we will be able to collect sales data from each machine and then use that information to minimize stock-outs. We can also more readily determine which games are the best sellers and optimize game mix in order to maximize sales.

As a result, we believe the GTECH/Interlott combination will enable lotteries to generate 10 to 12 percent more revenue per machine, going from today's average weekly sales of $1,400 per machine to over $1,500 per machine over time.

By providing connectivity to ITVMs, we will also make it possible for lotteries and lottery retailers to combine management reporting of both online and instant-ticket-vending activity for the first time. As a result, they will have a more comprehensive and accurate picture of their total lottery business, which will enable them to identify trends faster and make better-informed decisions quicker.

And because our customers will have one vendor to deal with - GTECH - it will further simplify the management and operation of the lottery. This acquisition allows us even greater vertical integration, to provide our customers with a wider array of quality products and services.

Retailers will benefit immediately from an improved field service operation, one that will be integrated with our existing GTECH field service team. GTECH currently has a domestic field service team of approximately 540 people in 23 states.

This professional organization stands to expand their scope and service mission. In the future, we will also have the potential to take on the job of keeping ITVMs stocked and functioning. Today, over 100 GTECH employees actively manage the instant ticket stock of retailers providing real time telemarketing support services in eight states. Active ITVM stock management is a logical next step for all customers utilizing self-service distribution techniques. We expect that this will reduce shrinkage and lower costs for retailers.

The online ITVM concept is part of a larger trend toward self-service in retail. Across the world - from gas stations to convenience stores to supermarkets - you see more people pumping their own gas and paying at the pump ... pouring their own coffee ... checking out their own groceries. Consumers like it because it is fast, it is effective and it is efficient. Retailers like it because they can increase sales while optimizing human resource costs.

GTECH has several initiatives underway to bring the self-service functionality into the lottery market

In California, we recently launched a self-service pilot test with Circle K stores. Using the retail store's stand-alone kiosk and GTECH software, consumers can pay utility bills, purchase pre-paid communications services, access the Internet, and - of course - play the lottery. Our new California contract also calls for 1,200 on-line self-service terminals, with player-friendly touch screen convenience and ease of access.

With this acquisition, we can provide a fully integrated self-service solutions offering, by adding instant tickets to the product mix.

For lottery players, the benefits are obvious: they will get more of the games they like to play ... wherever they want ... whenever they want. The retailer benefits from higher sales and lower costs, and our lottery customers' benefit from higher sales, happier retailers and more satisfied players.
We believe that this acquisition benefits all of our constituencies and advances our growth strategy. Now let's talk briefly about the financial impact of the acquisition.

Historically, approximately 50 percent of Interlott's revenues have come from recurring lease and service agreements. As a result of strong product sales, the revenue mix was slightly different for FY 02.

Interlott currently has almost 11,500 deployed units operating under lease arrangements. These units generated $18.7 M in service revenue in the fiscal year just ended. These agreements typically run for 3 to 5 years before extensions, and provide good forward visibility on both revenues and earnings. The balance of Interlott's revenues is generated from product sales, and for the fiscal year just ended Interlott shipped almost 3,700 units as product sales representing revenue of $27.2 million.

For their last fiscal year, Interlott's EBITDA was $14.4 million and operating income was $7.5 million, representing healthy margins of 29 percent and 15 percent respectively.

While there are numerous opportunities to grow revenues over the long term, many of the early financial benefits of the acquisition will come from cost synergies realized through the integration of the two businesses. We have already identified approximately $5 to $7 million of opportunities for cost and efficiency synergies across a number of functions, particularly in procurements, where we can leverage GTECH's volume purchasing power, and field service.

We expect the integration to go quickly and smoothly because we understand this business and the customer base very well. We are also familiar with Interlott and its operations because we have worked together before. We used their industry-leading products to meet service and support requirements in California, New Jersey, and Virginia.

In addition, as part of the acquisition, we are delighted that Interlott's president and CEO, David Nichols, and his key management team, who have been instrumental in the company's success, will remain with the company to help ensure a smooth transition.

Under the terms of the agreement, GTECH will pay $9.00 per share for Interlott, or approximately $85 million in total enterprise value, including approximately $21 million of debt.

Interlott shareholders will have the ability to elect to receive either $9 in cash --- or a number of GTECH shares having a value of $9, based upon GTECH's stock price before the closing, --- or a combination of both, --- subject to a pro rata adjustment --- so that the aggregate consideration paid by GTECH will be 51.5% percent in stock and 48.5% in cash. GTECH will fund this acquisition with existing resources.

We expect it to take approximately four months to complete the necessary SEC and Hart/Scott/Rodino reviews, so we expect to close on this acquisition in late July. Based on that assumption, we estimate that Interlott will contribute approximately eight months of revenues to GTECH in the current fiscal year. That should add approximately $33M to$38M in revenue and 3 to 4 cents per diluted share.

We  expect  full  year  revenues  for FY'05 to  exceed  $40M,  with an  earnings
contribution   in  the  range  of  5  to  6  cents.  We  believe  the  financial contributions to improve as we begin to realize the new revenue synergies.

It is important to note that these preliminary revenue and earnings estimates are incremental to our base public forecast and our recently announced PolCard acquisition.

We will provide you with a full update of our FY04 guidance on our year-end conference call, which is currently scheduled for April 10th.

Now Jaymin and I would be happy to answer any questions you may have about this exciting acquisition.



Closing Comments
----------------

If there are no further questions, I would like to conclude with a few final thoughts.

The acquisition of Interlott, the leading provider of instant ticket vending machines in the lottery services market, combined with the recent announcement of the acquisition of PolCard, a significant force in the Polish transaction processing market, represents tangible evidence of a measured and prudent allocation of capital to stimulate sustainable top line growth while naturally leveraging GTECH's core competencies. In total, these two acquisitions are expected to provide an aggregate lift to revenue growth on an annualized basis of $100 million or approximately 10 percent of our forecasted total revenue or FY'03, based upon our last public guidance. We will focus on engaging our new colleagues, sharing ideas to stimulate innovation and creativity, and integrating for success.

We are very excited about the opportunities that lie ahead.

That concludes our call for today. We will keep you updated on the Interlott acquisition going forward in our regular, quarterly conference calls - next scheduled for April 10th. On behalf of every one here at GTECH, thank you again for joining us.